SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2012
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Report on Material Matters

Equity Investments in an Affiliated Company

1.	Issuing company

•	Name of the company: kt estate

•	Nationality of the company: Republic of Korea

•	President of the company: Kyung-Soo Kim

•	Amount of capital: KRW 29,244,095,000

•	Relationship to company: Affiliated company

•	Number of issued shares: 5,848,819

•	Main business: Developing and supplying real estates

2.	Details of investment

•	Number of acquired shares: 10,000,000

•	Amount of investments(KRW): 1,999,810,976,000

•	Amount of capital(KRW): 11,733,933,194,239

•	Investment amount to capital(%): 17.04

•	Whether a large corporation: applicable

3.	Number of shares after acquisition

•	Number of shares: 15,848,819

•	Percentage of ownership(%): 100

4.	Method of acquisition

•	Investment-in-kind: KRW 1,968,810,976,000

•	Cash investments: KRW 31,000,000,000

5.	Purpose of acquisition

•	Fostering a specialized comprehensive real-estate company and enhancing the value of the business

6.	Amount of total asset as of recent fiscal year

•	Amount of total asset: KRW 26,453,607,337,949

•	Acquisition amount to total asset(%): 7.56

7.	Whether a backdoor listing

•	Not applicable

8.	Date of board resolution: October 23, 2012

•	Attendance of outside directors: Present (7) / Absent (0)

•	Attendance of audit committee members: Present

9.	Applicability of Korean Fair Trade Act

•	Applicable

10.	Whether a put-option contract or its kind

•	Not applicable

11.	Others

•	The amount of the capital stock and the number of issued shares of the company are excluding the investment amount of 50 billion won

•	Acquisition cost is the appraisal value

•	Scheduled acquisition date: December 1, 2012 (Investment-in-kind)

                                              December 3, 2012 (Cash investment)

  Summary of financial status of the issued company

[unit: KRW million]	Assets	Liabilities	Equity	Capital	Revenue	Net income
3Q-2012	32,171	1,139	31,032	29,244	6,377	1,914
2011	30,198	1,081	29,117	29,244	4,523	142
2010	8,443	427	8,016	8,000	1,152	16